SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

WRIGHT INVESTORS’ SERVICE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

982345100
(CUSIP Number)

Joseph H. Moglia
c/o Fundamental Global Investors, LLC
4201 Congress Street, Suite 140
Charlotte, North Carolina 28209
(704) 323-6851

With a copy to:

Patrick Gadson
Vinson & Elkins L.L.P.
1114 Avenue of the Americas, 32nd Floor
New York, New York 10036
(212) 237-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 982345100	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 982345100	13D	Page 3 of 4 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on September 12, 2019 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, this “Statement”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

This Amendment amends Item 4 of the Original Schedule 13D  to include the following after the final paragraph thereof:

On December 30, 2020, Mr. Moglia sold 1,165,877 shares of the Common Stock to certain stockholders of the Company in a privately negotiated transaction at a price of $0.20 per share for total proceeds of $233,175.40.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)       Mr. Moglia beneficially owns in the aggregate 0 shares of Common Stock, which represents approximately 0% of the Company’s outstanding shares of Common Stock.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 19,839,777 shares of Common Stock reported by the Company as outstanding as of November 12, 2020 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

(b)       Mr. Moglia beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by Mr. Moglia in this Statement.

(c)       Other than the privately negotiated transaction described in Item 4 above, no other transactions have been effected by Mr. Moglia in the Common Stock during the past 60 days.

(d)       Not applicable.

(e)       As a result of the privately negotiated transaction described herein, on December 30, 2020, Mr. Moglia ceased to be a beneficial owner of more than five percent of the Common Stock. Accordingly, this Amendment represents the final amendment to the Original Schedule 13D and constitutes an exit filing for Mr. Moglia.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated herein by reference.

CUSIP No. 982345100	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 14, 2021

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia